UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-42263

iTonic Holdings Ltd

Room 306, NET Building

Hong Jun Ying South Road, Chaoyang District

Beijing, China

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

March 2026 Private Placement

On March 23, 2026, iTonic Holdings Ltd (the “Company”) entered into a private placement subscription agreement (the “Subscription Agreement”) with certain investors for a private placement offering (the “March 2026 Private Placement”) of 100,000,000 Class A ordinary shares of par value $0.0001 per share (the “Class A Ordinary Shares”) at the subscription price of US$0.20 per Class A Ordinary Share, for aggregate gross proceeds to the Company of approximately US$20,000,000. The March 2026 Private Placement is expected to close in April 2026, subject to satisfaction or waiver of the conditions precedent set forth in the Subscription Agreement. The Class A Ordinary Shares issued in the March 2026 Private Placement are subject to a six-month lock-up period from the date of issuance.

The foregoing description of the Subscription Agreement does not purport to describe all terms and conditions thereof and is qualified in its entirety by reference to the form of Subscription Agreement which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

Incorporation by Reference

The contents of this Form 6-K are hereby incorporated by reference into (i) the Company’s registration statement on Form S-8 (File No. 333-286673) filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 22, 2025, and (ii) the Company’s registration statement on Form F-3 (File No. 333-293241) filed with the SEC on February 6, 2026 and declared effective by the SEC on February 23, 2026.

Exhibits

Exhibit No.	Description
10.1	Form of Private Placement Subscription Agreement dated March 23, 2026 between iTonic Holdings Ltd and Purchasers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iTonic Holdings Ltd

Date: March 24, 2026	By:	/s/ Jianfei Zhang
	Name:	Jianfei Zhang
	Title:	Chief Executive Officer and Chairman of the Board of Directors

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